Exhibit 99.1

Mayfair Gold Provides Update on Project Work in the First Quarter of 2026

Advancing and Derisking the Fenn-Gib Gold Project

VANCOUVER, British Columbia, April 27, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (NYSE American: MINE;TSX-V: MFG) is pleased to provide this update progress achieved for the first quarter 2026, and highlight key work streams for the remainder of 2026 at the Fenn-Gib Gold Project in Northern Ontario .

“The progress achieved in the first quarter reflects the disciplined, methodical approach we are taking as we advance and derisk the Fenn-Gib Gold project through the permitting process toward development. Each workstream is moving forward with clarity and purpose, and as the team grows, we continue to deliver the technical foundations required for a successful build,” said Nick Campbell, President and CEO. “We look forward to maintaining this momentum as we enter the next phase of engineering, environmental assessment, and regulatory and stakeholder engagement.”

Drew Anwyll, P.Eng., Chief Operating Officer, added: “We entered 2026 with a clear execution plan, and the progress achieved this quarter reflects both the strength of that approach and the quality and commitment of the team advancing the work. Multiple critical-path activities are progressing in parallel, supported by a highly capable group focused on disciplined delivery. This work will allow us to maintain schedule confidence as we move toward detailed engineering later this year, and progress permitting and regulatory approvals. Our objective remains clear: to advance the Project efficiently targeting a construction decision in 2028, positioning us well ahead of our peers.”

The aspects of the work advance in Q1 2026 include the following:

Compilation of Environmental Baseline Study work

Throughout Q1 2026, the Company advanced the integration and interpretation of the multi-year environmental baseline studies initiated in 2023. Work this quarter focused on advancing and consolidating studies concerning fish and fish habitat, hydrology, hydrogeology, geochemistry, wildlife, and vegetation into technical packages to support the upcoming application into Ontario’s One Project, One Process (“1P1P”) framework and advancement of the Environmental Assessment (“EA”) processes with the Province of Ontario.

Notification of Project Status

The Company submitted the Notification of Project Status (“NPS”) during the first quarter signalling the intent to advance the project into production and is now awaiting formal guidance and next-step requirements from the Ministry of Energy and Mines (“MEM”). Following the receipt of MEM’s review of the NPS, their feedback will be integrated into the Company’s permitting strategy to help align upcoming technical, environmental, and indigenous engagement workstreams with the identified communities.

Environmental Assessment

In the first quarter, the Company awarded the EA and permitting mandate to Egis Canada Ltd. (“Egis”), previously operating as Ecometrix Incorporated, for the Project. Building on the consolidated baseline interpretations completed to date, Egis will lead the preparation of the Ontario provincial EA as the Company initiates formal environmental approval activities later in 2026. This work will include the development of regulatory submissions, continued engagement with Indigenous communities and stakeholders, and the preparation of discipline-specific technical reports.

Highway 101 Realignment

Work commenced in late Q1 on the environmental assessment process for the proposed Highway 101 realignment. TBT Engineering has initiated early coordination with the Ministry of Transportation of Ontario (“MTO”) to confirm process requirements and advance initial scoping. Upcoming work will include route evaluation, environmental and geotechnical field studies, and continued collaboration with MTO to progress the preferred alignment.

Advancement of Site Investigations and Site Drilling

During the quarter, the Company advanced expanded site investigation programs. Geotechnical fieldwork resumed in early 2026, advancing work initiated in 2025, for the proposed tailings storage facility (“TSF”), site infrastructure areas, and the process plant. In parallel, condemnation drilling commenced across priority infrastructure zones to confirm the absence of mineralization and delineate the final site layout.

The Company also advanced pump testing activities to strengthen the understanding of groundwater conditions across the project area. These tests provide information on sub-surface water characteristics, hydraulic conductivity, and groundwater flow responses under sustained pumping that is vital to ongoing site engineering. The results will be incorporated into updated hydrogeological models to refine predictions of pit dewatering requirements, assess potential interactions with nearby water bodies, and support EA and permitting submissions.

Front-End Engineering and Design (“FEED”) Initiated with Ausenco

In the first quarter, the Company commenced Front-End Engineering and Design (FEED) with Ausenco Engineering for the planned 4,800 tpd processing facility. This phase of work includes completing applicable financial trade-off studies, advancing Process Design Criteria (PDC) and Piping and Instrumentation Diagrams (P&ID) to formalize ~~P~~roject design and will support advancing into detailed engineering in the second half of 2026. Q1 FEED activities focused on refining the comminution circuit and flotation layouts, integrating outcomes from third-party reviews, and establishing the engineering basis to support continued advancement of the plant design.

Next Steps

The first quarter of 2026 also allowed the Team to advance the planning and coordination of the following work:

Metallurgical Testing

To support comminution circuit design and establish additional data for rock competency characterization, large-diameter diamond drill core will be collected to generate expanded A×b rock hardness data. These results will refine parameters and inform equipment sizing and energy requirements for the operating plant. In parallel, follow-on work from the tailings settlement testing program completed in Q1 will be undertaken to better define the settled density of tailings material within the TSF.

Advancing the Mineral Resource Estimate drilling program

In the first quarter, all remaining assays from the 2025 Mineral Resource Estimate (MRE) confirmation drilling program were received. With the full 2025 MRE confirmation dataset now complete, the geology team, together with the Mineral Resource Qualified Person, are advancing the development of an updated localized model and evaluation of preliminary ore block designs within the area drilled. Upon completion, the updated local model will be compared against the MRE used in the Pre-Feasibility Study (PFS) to assess changes in grade distribution, geological continuity, and provide insight into any variability on future mine planning and operational predictability.

Ongoing Site Investigations and Geotechnical Programs

Site investigation activities will continue through the second quarter, including additional geotechnical drilling, test pitting, and material characterization across the TSF, plant site, and infrastructure locations. These programs will further refine foundation design parameters and support the advancement into the detailed engineering phase.

Power Supply to Site

The Company along with TWD Engineering are advancing work to define the preferred power-to-site solution, including evaluation of transmission routing and supply voltage, interconnection requirements, and technical specifications. Engagement with the relevant utilities and regulatory bodies including Hydro One Network (“HONI”) and the Independent Electricity System Operator (“IESO”) will continue as the Company progresses toward a finalized power supply strategy to support the Project.

Open Pit Geotechnical Drilling

Additional open pit geotechnical drilling is to commence in the third quarter. Initial geotechnical work completed in 2023 supported the open pit designs developed for the PFS. Building upon this foundation, the program will gather supplementary structural, geomechanical, and hydrogeological data to enhance the accuracy of open pit slope designs and facilitate pit optimization and operational stability evaluations.

Mayfair is growing the core team to advance Fenn-Gib and support the ongoing initiatives to derisk the Project, support the Provincial permitting process and make preparations in advance of the start of construction.

Advertising Service Agreement

The Company also announces it has entered into a service agreement with Native Ads Inc. ("Native Ads") in connection with a digital advertising campaign. Native Ads will provide the Company with services which include sponsored articles, media buying, content distribution services and ad campaign analytics. Pursuant to the agreement, the company has agreed to pay US$172,000 to facilitate the program. The digital advertising campaign is planned for the 12-month term of the agreement, or until budget exhaustion. The majority of the campaign budget will be disbursed by Native Ads to satisfy its obligations under the agreement. Native Ads is led by Jon Malach and is an arms-length Delaware Corp. with a registered office located in New York. Native Ads has no present interest, directly or indirectly, in the securities of the Company.

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The PFS outlines the potential to develop Fenn-Gib into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of $896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Operating Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking Information”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking information. This information includes statements regarding the scope, timing and expected outcomes from future workstreams. Although Mayfair Gold believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties and other factors identified in the annual information form of the Company for the year ended December 31, 2025, available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Mayfair does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell
CEO

Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca